UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )*

Under the Securities Exchange Act of 1934

TRONOX INCORPORATED
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

        897051207
(CUSIP Number)

Gentry S. Klein
Cetus Capital, LLC
8 Sound Shore Drive, Suite 303
Greenwich, CT  06830
(203) 552-3542
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             August 9, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 11 Pages

CUSIP No. 92839U107	Page 2 of 11 Pages

1           Name of Reporting Person

Cetus Capital, LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		Class A 439,000; Class B 137,472
Beneficially Owned By Each	8	Shared Voting Power
Reporting Person With	9	Sole Dispositive Power Class A 439,000; Class B 137,472
	10	Shared Dispositive Power

11           Aggregate Amount Beneficially Owned by Each Reporting Person

Class A 439,000; Class B 137,472

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                        [  ]

13           Percent of Class Represented By Amount in Row (11)

Class A 2.4%; Class B 0.6%

14           Type of Reporting Person (See Instructions)

OO

CUSIP No. 92839U107	Page 3 of 11 Pages

1           Name of Reporting Person

Littlejohn Fund III, L.P.

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

6	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares
Beneficially Owned By Each	8	Shared Voting Power Class A 439,000; Class B 137,472
Reporting Person With	9	Sole Dispositive Power
	10	Shared Dispositive Power
		Class A 439,000; Class B 137,472

11           Aggregate Amount Beneficially Owned by Each Reporting Person

Class A 439,000; Class B 137,472

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                        [  ]

13           Percent of Class Represented By Amount in Row (11)

Class A 2.4%; Class B 0.6%

14           Type of Reporting Person (See Instructions)

OO

CUSIP No. 92839U107	Page 4 of 11 Pages

1           Name of Reporting Person

Littlejohn Associates III, L.L.C.

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

7	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares
Beneficially Owned By Each	8	Shared Voting Power Class A 439,000; Class B 137,472
Reporting Person With	9	Sole Dispositive Power
	10	Shared Dispositive Power
		Class A 439,000; Class B 137,472

11           Aggregate Amount Beneficially Owned by Each Reporting Person

Class A 439,000; Class B 137,472

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                        [  ]

13           Percent of Class Represented By Amount in Row (11)

Class A 2.4%; Class B 0.6%

14           Type of Reporting Person (See Instructions)

OO

CUSIP No. 92839U107	Page 5 of 11 Pages

Item 1.     Security and Issuer.

 This Statement on Schedule 13D relates to shares of Class A Common Stock, par value $0.01 per share (the “Class A Shares”) and the Class B Common Stock, par value $0.01 per share (the “Class B Shares”) of Tronox Incorporated, a Delaware corporation (“Issuer”) held by Cetus Capital, LLC.  The address of the principal executive office of the Issuer is One Leadership Square, 211 N. Robinson Avenue, Suite 300, Oklahoma City, Oklahoma 73102-7109.

Item 2.     Identity and Background.

(a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

Cetus Capital, LLC (“Cetus”)
Littlejohn Fund III, L.P. (“Littlejohn Fund III”)
Littlejohn Associates III, L.L.C. ( “Littlejohn Associates III”)

Littlejohn Associates III, the general partner of Littlejohn Fund III, the sole member of Cetus, and Littlejohn Fund III may be deemed the beneficial owner of the Class A Shares and the Class B Shares.

(b)           The address and principal business office of each of the Reporting Persons is 8 Sound Shore Drive, Greenwich, CT 06830.

(c)           Cetus is a private investment vehicle engaged in investing in debt and equity instruments.  Littlejohn Fund III is principally engaged in the business of investing and managing its private equity investments.  The principal business of Littlejohn Associates III is to act as the general partner of Littlejohn Fund III.

(d) – (e) During the last five years, none of the Reporting Persons or, to their knowledge, any of the directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           Cetus is a Delaware limited liability company.  Littlejohn Fund III is a Delaware limited partnership.  Littlejohn Associates III is a Delaware limited liability company.

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”).  See Item 6 below.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

The Class A Shares and Class B Shares were acquired in open market purchases using internally generated funds of Cetus.  No funds or consideration were borrowed or obtained for the purpose of acquiring the Class A Shares or Class B Shares.

CUSIP No. 92839U107	Page 6 of 11 Pages

Item 4.	Purpose of Transaction.

The Reporting Persons acquired these Class A Shares and Class B Shares for investment purposes.  The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters specified in Item 4 of Schedule 13D except as set forth in Item 6 below, as amended or supplemented.  The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

         (a) – (b) As of December 31, 2009, the number of Class A Shares outstanding was 18,487,348 and the number of Class B Shares outstanding was 22,889,431 according to the Issuer’s Disclosure Statement regarding the Joint Plan of Reorganization filed on July 7, 2010.  As of the date hereof, the Reporting Persons are the beneficial owners of 439,000 Class A Shares and 137,472 Class B Shares, which constitutes 2.4% and 0.6% of the Issuer’s outstanding Class A and Class B Shares, respectively.  Cetus has the sole power to vote and sole power to dispose of 439,000 Class A Shares and 137,472 Class B Shares.  Each of Littlejohn Fund III and Littlejohn Associates III has the shared power to vote and shared power to dispose of 439,000 Class A Shares and 137,472 Class B Shares.  The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

(c)           Except as set forth on Exhibit A attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by the Reporting Persons or, to their knowledge, by any executive officer or director of the Reporting Persons.

(d)           No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such Class A Shares and Class B Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 12, 2009, the Issuer and certain of its affiliates (collectively, the “Debtors”) filed voluntary petitions for relief (the “Chapter 11 Cases”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).

On August 9, 2010, Cetus executed a backstop letter agreement (the “Backstop Commitment Agreement”), which letter agreement has since been presented to, but not accepted by, the Debtors.  The Backstop Commitment Agreement provides, among other things, that Cetus commits severally, but not jointly, to purchase its pro rata share of any unsubscribed common stock of Issuer in a $135,000,000 rights offering to eligible holders of the allowed unsecured claims of the Debtors and common stock of Issuer (such an offering, a “Rights Offering”).  The amount of Cetus’s  maximum commitment to purchase common stock of Issuer is limited to the commitment amount set forth in the Backstop Commitment Agreement, which is $20,000,000 of the entire offering amount of $135,000,000.  In the aggregate, various parties have executed individual Backstop Commitment Agreements and have thereby committed to purchase the entire offering amount of $135,000,000.  The Backstop Commitment Agreement is subject to the approval of the Bankruptcy Court, as well other conditions, and contains representations, warranties, covenants, and indemnities customary for a transaction of the type contemplated thereby.

CUSIP No. 92839U107	Page 7 of 11 Pages

Upon entering into the Backstop Commitment Agreement, Cetus and the other signatories who have executed similar Backstop Commitment Agreements may be deemed to be a “group” pursuant to Section 13(d)(3) of the Exchange Act.  The Reporting Persons do not expressly affirm membership in a group with any of the other signatories, and disclaim beneficial ownership of any Class A Shares or Class B Shares held by the other signatories (other than the Reporting Persons).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Class A Shares or Class B Shares beneficially owned by any of the signatories of the Backstop Commitment Agreement (other than the Reporting Persons) for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

The Reporting Persons expect to independently evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities.  Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.  In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Common Stock, dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.  In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of the Issuer, including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Transactions in the Class A Shares and Class B Shares effected in the past 60 days

Exhibit B - Joint Filing Agreement, dated as of August 19, 2010, by and among Cetus Capital, LLC, Littlejohn Fund III, L.P., and Littlejohn Associates III, L.L.C.

CUSIP No. 92839U107	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 19, 2010                                                         CETUS CAPITAL, LLC

By:           Littlejohn Fund III, L.P., sole member
By:	Littlejohn Associates III, L.L.C., its general partner

/s/ Michael I. Klein
Michael I. Klein
Manager

Date: August 19, 2010                                                         LITTLEJOHN FUND III, L.P.

By:	Littlejohn Associates III, L.L.C., its general partner

/s/ Michael I. Klein
Michael I. Klein
                Manager

Date: August 19, 2010                                                         LITTLEJOHN ASSOCIATES III, L.L.C.

By:          /s/ Michael I. Klein
Michael I. Klein
                Manager

CUSIP No. 92839U107	Page 9 of 11 Pages

EXHIBIT A

Transactions in the Shares of Tronox Incorporated Class A Shares Effected in the Past 60 Days

For the Account of	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
Cetus Capital, LLC	8/18/2010	Open Market Sale	10,000	$0.31
Cetus Capital, LLC	8/17/2010	Open Market Sale	75,000	$0.30
Cetus Capital, LLC	8/3/2010	Open Market Purchase	5,000	$0.26
Cetus Capital, LLC	8/2/2010	Open Market Purchase	31,600	$0.26
Cetus Capital, LLC	7/28/2010	Open Market Purchase	16,000	$0.25
Cetus Capital, LLC	7/27/2010	Open Market Purchase	100,000	$0.25
Cetus Capital, LLC	7/22/2010	Open Market Purchase	194,400	$0.19
Cetus Capital, LLC	7/19/2010	Open Market Purchase	27,000	$0.23
Cetus Capital, LLC	7/15/2010	Open Market Purchase	7,500	$0.24
Cetus Capital, LLC	7/14/2010	Open Market Purchase	95,000	$0.24
Cetus Capital, LLC	7/8/2010	Open Market Sale	105,000	$0.25
Cetus Capital, LLC	7/7/2010	Open Market Sale	91,388	$0.43
Cetus Capital, LLC	6/30/2010	Open Market Sale	9,745	$0.65
Cetus Capital, LLC	6/18/2010	Open Market Sale	8,200	$0.70

CUSIP No. 92839U107	Page 10 of 11 Pages

Transactions in the Shares of Tronox Incorporated Class B Shares Effected in the Past 60 Days

For the Account of	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
Cetus Capital, LLC	8/18/2010	Open Market Sale	10,000	$0.31
Cetus Capital, LLC	8/17/2010	Open Market Sale	27,500	$0.30
Cetus Capital, LLC	8/3/2010	Open Market Purchase	2,945	$0.26
Cetus Capital, LLC	7/29/2010	Open Market Purchase	15,100	$0.26
Cetus Capital, LLC	7/28/2010	Open Market Purchase	50,268	$0.25
Cetus Capital, LLC	7/27/2010	Open Market Purchase	52,500	$0.25
Cetus Capital, LLC	7/22/2010	Open Market Purchase	6,600	$0.19
Cetus Capital, LLC	7/15/2010	Open Market Purchase	5,059	$0.24
Cetus Capital, LLC	7/14/2010	Open Market Purchase	5,000	$0.24
Cetus Capital, LLC	7/9/2010	Open Market Purchase	85,000	$0.19
Cetus Capital, LLC	7/8/2010	Open Market Sale	228,399	$0.25
Cetus Capital, LLC	7/7/2010	Open Market Sale	58,916	$0.43
Cetus Capital, LLC	6/18/2010	Open Market Sale	32,487	$0.70

CUSIP No. 92839U107	Page 11 of 11 Pages

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13D with respect to the Common Stock, par value $0.01 per shares, of Tronox Incorporated, dated as of August 19, 2010, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: August 19, 2010                                                         CETUS CAPITAL, LLC

By:           Littlejohn Fund III, L.P., sole member
By:	Littlejohn Associates III, L.L.C., its general partner

/s/ Michael I. Klein
Michael I. Klein
Manager

Date: August 19, 2010                                                         LITTLEJOHN FUND III, L.P.

By:	Littlejohn Associates III, L.L.C., its general partner

/s/ Michael I. Klein
Michael I. Klein
                Manager

Date: August 19, 2010                                                         LITTLEJOHN ASSOCIATES III, L.L.C.

By:          /s/ Michael I. Klein
Michael I. Klein
                Manager